

Crowdfunding lead investor info

1 message

Ted,

Here is the more info that you wanted about being a "lead investor". As a Lead Investor, you would play a pivotal role in guiding our campaign to success and fostering a community of support around our vision. The role of a Lead Investor in equity crowdfunding is:

- **Financial**: The requirements for Lead Investor in equity crowdfunding are simpler than in a typical fundraising round. First, we are not selling shares here - just terms for a convertible note. The minimum additional requirement for a lead investor through the WeFunder platform is $5K. More is always welcomed, and of course a great investment. 😉 The terms are set by AllSides (aka a convertible note with the same terms we offer everyone in crowdfunding).

- **Shareholder Representation**: You will be asked to sign off on any future raises on behalf of all Wefunder investors (eg Series A). Essentially, you represent them.

- **Advocacy**: You would be asked to provide a quote (text or video) to Wefunder investors about why you support AllSides - we can draft something for you if you like. See an example below. Your influence will contribute to attracting additional investors and enhancing the overall campaign. If you wish, you can also promote the campaign through your social media channels, professional network, and any other means that you wish.

- **Advisory Role**: Your experience and insights would be highly beneficial to us. We welcome your input and guidance, and we value your perspective as we navigate the growth of AllSides.

- **Legal Documents**: Here are links to the legal docs involved. To get these docs easily from the WeFunder portal, our CFO Alice Sheehan pretended to be the lead investor, so these are written for her. Her name will be replaced with your name.
    - Lead Investor Agreement
    - Independent Contractor Agreement (so you can act on behalf of the other crowdfunding investors)

- **Next Steps**:
    1. Check your email. You will have an invitation via WeFunder from Alice Sheehan, our CFO/COO, to be a lead investor.
    2. If you like, Alice (cc'ed above) will set up a Zoom call with you to answer any other questions and walk you through signing up on WeFunder as you like.

To see some examples, here is what it will look like on the WeFunder site:

Featured Investors

| Florida Funders | Stage 1 Ventures | **Jonathan Gordon** |



Jonathan Gordon ●

Syndicate Lead

Invested in Kliken

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9 followers

Stage 1 Investors is enthusiastic about Kliken's bold vision of democratizing top-tier digital marketing for small business owners worldwide. Currently, these entrepreneurs face a daunting challenge when trying to establish an effective online presence. They're caught in a bind where they either have to stretch their budgets to engage costly marketing agencies or laboriously set up individual campaigns on platforms like Google, Facebook, and Instagram. Kliken has emerged as a major solution to this predicament by

Read More ⌄

Invested $50,000 this round & $1,606,357 previously

You can also look at the WeFunder site to see other examples live, for instance:

- https://wefunder.com/kliken
- https://wefunder.com/olympianmotors (I added this example because I want to buy this car!)

And that's it! Thanks for doing this - from our earliest days sharing some office space with your start-up to today, you have been a super-star.

John

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



John Gable
AllSides
Co-founder and CEO
